UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 85361 / March 19, 2019

Admin. Proc. File No. 3-18092

In the Matter of

INERGETICS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Inergetics, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Inergetics, Inc.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Inergetics, Inc., is hereby revoked. The revocation is effective as of March 20, 2019.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Aurios Inc., EFLO Energy, Inc., Inergetics, Inc., and Monar Int'l, Inc.,* Initial Decision Release No. 1294 (Nov. 7, 2018), 2018 WL 5818295. The stock symbol and Central Index Key number for Inergetics, Inc., is: NRTI and 72170.

Initial Decision Release No. 1294
Administrative Proceeding
File No. 3-18092

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

Aurios Inc.,
EFLO Energy, Inc.,
Inergetics, Inc., and
Monar International, Inc.

Initial Decision of Default as to Inergetics, Inc.
November 7, 2018

Appearances: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

Before: James E. Grimes, Administrative Law Judge

Summary

This initial decision revokes the registrations of the registered securities of Inergetics, Inc. The revocation is based on Respondent's failure to timely file required periodic reports with the Securities and Exchange Commission.[1]

[1] Aurios Inc. and EFLO Energy, Inc., settled with the Commission. *Aurios, Inc.*, Securities Exchange Act of 1934 Release Nos. 84421, 2018 SEC LEXIS 2825 (Oct. 12, 2018); 81421, 2017 SEC LEXIS 2541 (Aug. 17, 2017). On October 23, 2018, the Division moved the Commission to dismiss the proceeding against Monar International, Inc., because the Form 15 that the company had filed to voluntarily terminate its securities registration has become effective. That motion remains pending, and this initial decision does not take any action against Monar.

Introduction

On August 1, 2017, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an order instituting proceedings (OIP). The OIP alleges that Respondent has securities registered with the Commission under Exchange Act Section 12(g) and has repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

A different administrative law judge originally presided over this proceeding and issued an initial decision of default against Respondent.[2] But the Commission vacated that decision following the Supreme Court's decision in *Lucia v. SEC*,[3] and the matter was reassigned to me to provide Respondent with the opportunity for a new hearing.[4] Respondent was allowed to propose how further proceedings should be conducted.[5] But it never filed a proposal. I therefore proceeded under the Commission's directive to not give weight to or otherwise presume the correctness of any prior opinions, orders, or rulings issued by the prior administrative law judge.[6]

After independently reviewing evidence submitted by the Division, I determined that Respondent was served with the OIP by August 4, 2017, and its answer was due by August 17, 2017.[7] On October 17, 2018, I noted that Respondent had not filed an answer and ordered it to show cause by October 29, 2018, why the registrations of its securities should not be revoked by default due to its failure to file an answer or otherwise defend the

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[2]   *See Aurios Inc.*, Initial Decision Release No. 1168, 2017 SEC LEXIS 2719 (ALJ Sept. 5, 2017).

[3]   138 S. Ct. 2044 (2018); *see Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2–3 (Aug. 22, 2018).

[4]   *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264, at *2–3 (ALJ Sept. 12, 2018).

[5]   *Aurios Inc.*, Admin. Proc. Rulings Release No. 6004, 2018 SEC LEXIS 2384 (ALJ Sept. 18, 2018).

[6]   *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

[7]   *Aurios Inc.*, Admin. Proc. Rulings Release No. 6210, 2018 SEC LEXIS 2875, at *1–2 (ALJ Oct. 17, 2018).

proceeding.[8] To date, Respondent has not filed an answer, submitted a proposal, or responded to the show cause order.

Findings of Fact

Respondent is in default for failing to file an answer, file a proposal for how further proceedings should be conducted, or otherwise defend this proceeding.[9] Accordingly, as authorized by Rule of Practice 155(a),[10] I find the following allegations in the OIP to be true.

Inergetics, Inc., Central Index Key No. 72170 and ticker symbol NRTI, is a forfeited Delaware corporation located in Newark, New Jersey, with a class of securities registered with the Commission under Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2015, which reported a net loss of $3,831,093 for the prior six months. As of July 26, 2017, the common stock of NRTI was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to its repeated failures to file timely periodic reports, Respondent failed to heed a delinquency letter sent to it by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. Compliance with these reporting requirements is mandatory.[11] Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-

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[8] *Id.* at *2–3.

[9] *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f); *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

[10] 17 C.F.R. § 201.155(a).

[11] *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007).

1 and 13a-13.[12] Respondent failed to file timely periodic reports. As a result, Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors are adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations."[13]

Respondent's failures to file required periodic reports are serious because they constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions."[14] The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities.[15] Respondent's violations are also recurrent in that it repeatedly failed to file periodic reports for more than three years.[16] Respondent is culpable because

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[12] *See SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978).

[13] *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19–20 (May 31, 2006).

[14] *Id.* at *26.

[15] *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

[16] *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25–26 (May 23,

(continued…)

it knew or should have known about the reporting requirements. It further failed to heed a delinquency letter sent to it by the Division of Corporation Finance. Even if Respondent did not receive the delinquency letter, the other factors weigh in favor of revocation, and scienter is not necessary to establish grounds for revocation.[17] In any event, there is no indication that Respondent's violations were inadvertent or accidental.[18] And there is no evidence that Respondent has made any effort to remedy its past violations or ensure future compliance. Respondent has not answered the OIP, submitted a proposal regarding the conduct of this proceeding following its reassignment, or responded to the show cause order, and has not otherwise participated in this proceeding.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's registered securities.

Order

I ORDER that, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Inergetics, Inc. is hereby REVOKED.[19]

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360.[20] Under this rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, under Rule 111.[21] If a motion to correct a manifest error of fact is filed by a party, then a party shall

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2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent).

[17] *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013).

[18] *Id.* at *37 n.60.

[19] This order applies to all classes of Respondent's securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

[20] 17 C.F.R. § 201.360.

[21] 17 C.F.R. § 201.111(h).

have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality.[22] The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate.[23] A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding.

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James E. Grimes
Administrative Law Judge

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[22]   17 C.F.R. § 201.360(d).

[23]   17 C.F.R. § 201.155(b).